Gold X2 Drilling Intersects a Combined 172.0m of 0.96 g/t Au in Infill Drilling

VANCOUVER, B.C., October 14, 2026: Gold X2 Mining Inc. (NYSE American: AUXX / TSXV: AUXX / FWB: DF80) ("Gold X2" or the "Company") is pleased to announce the most recent assays from its ongoing infill drilling program targeting the Main and Southwest Zones at the Moss Gold Project in Northwest Ontario, Canada (the "Moss Gold Project").

Michael Henrichsen, CEO and Director of Gold X2 commented: "Our ongoing infill drilling at the Main and Southwest zones continues to deliver positive reconciliation against our existing resource model, reinforcing our confidence in the deposit and highlighting the potential for meaningful increases in contained ounces and improvements in the strip ratio. We believe these results will have a significant impact on our updated Mineral Resource Estimate, targeted for Q1 2027."

Highlights

  Nine holes were drilled at the Main Zone as part of the ongoing resource infill campaign focused on converting existing Inferred mineralization to Indicated. Infill drilling targeted both core and marginal shear systems returning multiple wide zones of moderate-grade mineralization that show a net positive reconciliation with the resource model. Select results include:
  69.55m of 0.42 g/t Au from 303.4m in MMD-26-425, and
  58.5m of 0.60 g/t Au from 391.5m
  172.0m of 0.96 g/t Au from 195.0m in MMD-26-430, including
    39.0m of 1.31 g/t Au from 195.0m, including
      18.5m of 2.44 g/t Au from 209.5m, and
    67.0m of 0.97 g/t Au (1.18 g/t Au uncut) from 255.0m, including
      2.0m of 15.9 g/t Au from 320.0m, and
    33.0m of 0.96 g/t Au from 334.0m
  4.85m of 4.75 g/t Au from 5.8m in MMD-26-452
  11.4m of 1.84 g/t Au from 213.6m in MMD-26-454, and
  130.95m of 0.55 g/t Au from 353.05m, including
    21.45m of 1.14 g/t Au from 359m

  Twelve holes were drilled at the Southwest Zone, as part of the ongoing resource infill campaign. The infill drilling continued to intersect expected wide zones of moderate-grade mineralization favorable for open-pit mining again showing a net positive reconciliation with the resource model. Select results include:
  60.65m of 0.55 g/t Au from 471.45m in MMD-26-421
  39.0m of 0.53 g/t Au from 413.0m in MMD-26-428
  39.0m of 0.58 g/t Au from 489.0m in MMD-26-429
  28.0m of 0.76 g/t Au from 379.0m in MMD-26-436
  33.25m of 0.78 g/t Au from 195.75m in MMD-26-438, including
    14m of 1.47 g/t Au from 208.0m
  86.0m of 0.42 g/t Au from 106.0m in MMD-26-441
  34.5m of 0.71 g/t Au from 313.0m in MMD-26-450
  74.15m of 0.71 g/t Au from 98.85m in MMD-26-456, including
    45m of 1.06 g/t Au from 141m, and
  55.0m of 0.37 g/t Au from 175.0m, and
  38.0m of 0.53 g/t Au from 248.0m
  37.0m of 0.62 g/t Au from 148.0m in MMD-26-458, and
  75.0m of 0.36 g/t Au from 199.0m

Technical Overview

The results of the twenty-one holes drilled into the Main and Southwest Zones are illustrated in the following figures and tables. Figure 1 shows the location map of the drill holes reported in this release. Figure 2 provides a cross-section through drill hole MMD-26-415. The results are summarized in Tables 1 to 3, which include significant intercepts (Table 1), drill hole locations (Table 2) and the reconciliation between actual drill intercepts and those predicted by the current resource model (Table 3).

Figure 1:  Shows the location of the drill holes across the Main and Southwest Zones

Figure 2:  Shows a section through drill hole MMD-26-430 with reported intersections relative to the current resource block model

Gold X2 continues its deposit-wide infill drilling and resource expansion programs designed to upgrade in-pit Inferred resource blocks to Indicated and expand the overall mineral resource inventory of the Moss Gold Project. Twenty-one holes were drilled, nine as part of the infill of the Main Zone and twelve infilling the Southwest Zone. The drill hole plan was optimized in three dimensions using AI software to minimize the drilling requirements and maximize the conversion rate. Several of these holes are planned at differing azimuths rather than on the established drill grid, targeting multiple shallow marginal shears. These include MMD-26-423, MMD-26-426, MMD-26-447, and MMD-26-448, which are drilling away from the Main Zone and MMD-26-452, which is drilling subparallel to the Main Zone.

The nine Main Zone holes largely encountered expected geological sequences as outlined by the geological model. The additional holes have allowed for a refinement of the northern diorite-dacite contact and the northern porphyritic diorite intrusion, both of which have had limited drill intercepts. The shear zone model continues to successfully predict the location of the mineralized core shears with marginal shears showing less predictability but within a 10m accuracy.

Hole MMD-26-433 failed to locate the core shear system along the boundary of the Snodgrass Fault. Further drilling is planned to properly model the position of the late faults that offset mineralization. The core shears of the Main Zone continue to correlate with the sericite-silica-hematite sheared granodiorite and diorite units.

Twelve holes were drilled to infill the Southwest Zone, which encountered the expected geological package of massive dacitic volcanics and flow breccias intruded by a large variably altered diorite complex. The lithological units do not appear to fold into the Snodgrass Fault as gradually as modelled with the deformation appearing more sudden than anticipated. Holes MMD-26-437, -442, and -458 were drilled across the Snodgrass Fault, encountering 5-15m wide zones of annealed fault breccia. The shear model predicts narrower shears than was intercepted with mineralization occurring in 20-80m wide, weakly sheared, sericite-silica-chlorite altered diorites containing localized higher grade discrete shears ranging from 10-30cm wide.

The nine infill holes drilled at the Main Zone intersected mineralized shears that are 67% wider than modelled but contain 28% lower grades. The twelve infill holes drilled at the Southwest Zone intersected mineralized shears that are 87% wider than modelled but contain 39% lower grades. This reflects the significant addition of lower-grade secondary shears in between the primary shears, which were modelled as waste and therefore excluded from the current Mineral Resource Estimate and discovery of additional marginal shears beyond the primary shear system. The drilling results therefore exhibit a net positive reconciliation when compared to the MRE.

Figure 3: Hole MMD-26-430: Moderate sheared diorite with intense sericite-silica-chlorite alteration containing 5% py-cp bearing quartz carbonate veins with an intercept of 2.0m of 15.85 g/t Au (22.99 g/t Au uncut) from 320.0m, part of the greater intercept of 67.0m of 0.97 g/t Au (1.18 g/t Au uncut) from 255.0m.

Table 1: Significant intercepts

HOLE ID	FROM	TO	LENGTH (m)	TRUE WIDTH (m)	CUT GRADE (g/t Au)	UNCUT GRADE (g/t Au)
MMD-26-420	207.65	217.00	9.35	5.9	0.43	0.43
MMD-26-420	242.00	249.00	7.00	4.5	1.35	1.35
MMD-26-420	302.00	313.50	11.50	7.4	0.55	0.55
MMD-26-420	371.00	385.80	14.80	9.7	0.65	0.65
MMD-26-420	371.00	378.00	7.00	4.6	1.02	1.02
MMD-26-420	399.45	406.40	6.95	4.6	0.95	0.95
MMD-26-421	333.00	335.75	2.75	2.1	0.35	0.35
MMD-26-421	396.75	414.00	17.25	13.6	0.45	0.45
MMD-26-421	471.45	532.10	60.65	49.0	0.55	0.55
MMD-26-421	472.00	477.95	5.95	4.8	2.50	2.50
MMD-26-423	46.40	50.05	3.65	2.4	0.34	0.34
MMD-26-423	68.40	93.15	24.75	16.6	0.33	0.33
MMD-26-425	64.65	73.50	8.85	5.3	0.35	0.35
MMD-26-425	144.90	149.00	4.10	2.5	0.71	0.71
MMD-26-425	212.00	252.00	40.00	25.3	0.43	0.43
MMD-26-425	246.00	249.00	3.00	1.9	2.99	2.99
MMD-26-425	272.60	275.90	3.30	2.1	0.58	0.58
MMD-26-425	286.40	292.00	5.60	3.6	0.46	0.46
MMD-26-425	303.40	372.95	69.55	45.3	0.42	0.42
MMD-26-425	356.20	365.00	8.80	5.7	1.38	1.38
MMD-26-425	391.50	450.00	58.50	38.6	0.60	0.60
MMD-26-425	396.50	406.00	9.50	6.2	1.33	1.33
MMD-26-425	417.95	423.50	5.55	3.7	2.25	2.25
MMD-26-425	462.00	483.00	21.00	14.0	0.68	0.68
MMD-26-425	462.90	474.00	11.10	7.4	1.04	1.04
MMD-26-426	6.20	10.00	3.80	2.6	1.28	1.28
MMD-26-426	7.00	10.00	3.00	2.1	1.52	1.52
MMD-26-426	52.10	68.00	15.90	11.1	0.64	0.64
MMD-26-426	59.00	63.85	4.85	3.4	1.39	1.39
MMD-26-428	180.00	188.00	8.00	5.1	0.36	0.36
MMD-26-428	231.00	233.00	2.00	1.3	0.46	0.46
MMD-26-428	293.00	296.85	3.85	2.6	0.39	0.39
MMD-26-428	311.00	315.00	4.00	2.7	0.53	0.53
MMD-26-428	324.90	333.00	8.10	5.5	0.30	0.30
MMD-26-428	366.55	372.90	6.35	4.4	2.45	2.45
MMD-26-428	366.55	372.00	5.45	3.8	2.77	2.77

MMD-26-428	413.00	452.00	39.00	27.9	0.53	0.53
MMD-26-428	414.00	424.30	10.30	7.3	1.03	1.03
MMD-26-428	473.00	491.00	18.00	13.1	0.58	0.58
MMD-26-428	486.00	488.00	2.00	1.5	2.21	2.21
MMD-26-429	203.00	205.00	2.00	1.3	8.62	8.62
MMD-26-429	276.15	278.95	2.80	1.9	0.55	0.55
MMD-26-429	302.00	310.00	8.00	5.5	0.37	0.37
MMD-26-429	374.10	380.00	5.90	4.2	0.49	0.49
MMD-26-429	397.00	422.00	25.00	17.8	0.32	0.32
MMD-26-429	461.05	473.65	12.60	9.1	0.54	0.54
MMD-26-429	489.00	528.00	39.00	28.8	0.58	0.58
MMD-26-429	538.35	543.35	5.00	3.7	0.31	0.31
MMD-26-430	8.00	17.00	9.00	5.4	0.41	0.41
MMD-26-430	34.00	46.20	12.20	7.4	1.46	1.46
MMD-26-430	40.00	46.20	6.20	3.7	2.63	2.63
MMD-26-430	71.85	103.00	31.15	18.8	0.52	0.52
MMD-26-430	134.30	137.20	2.90	1.8	0.54	0.54
MMD-26-430	155.00	181.00	26.00	15.8	0.49	0.49
MMD-26-430	168.00	176.00	8.00	4.9	1.09	1.09
MMD-26-430	195.00	234.00	39.00	23.7	1.31	1.31
MMD-26-430	209.50	228.00	18.50	11.3	2.44	2.44
MMD-26-430	255.00	322.00	67.00	41.1	0.97	1.18
MMD-26-430	272.00	274.00	2.00	1.2	1.57	1.57
MMD-26-430	282.00	284.00	2.00	1.2	2.10	2.10
MMD-26-430	305.60	308.00	2.40	1.5	3.74	3.74
MMD-26-430	320.00	322.00	2.00	1.2	15.85	22.99
MMD-26-430	334.00	367.00	33.00	20.2	0.96	0.96
MMD-26-430	334.00	341.00	7.00	4.3	2.50	2.50
MMD-26-430	358.00	366.00	8.00	4.9	1.37	1.37
MMD-26-430	420.00	440.00	20.00	12.3	0.46	0.46
MMD-26-433	10.00	24.00	14.00	8.2	0.31	0.31
MMD-26-433	22.00	24.00	2.00	1.2	1.27	1.27
MMD-26-433	28.00	38.00	10.00	5.9	0.34	0.34
MMD-26-433	73.20	77.00	3.80	2.3	0.72	0.72
MMD-26-433	107.00	116.00	9.00	5.5	0.34	0.34
MMD-26-433	141.50	144.00	2.50	1.5	0.47	0.47
MMD-26-433	194.80	214.00	19.20	12.3	0.32	0.32
MMD-26-433	226.00	253.00	27.00	17.4	0.39	0.39
MMD-26-433	291.00	293.00	2.00	1.3	0.34	0.34
MMD-26-433	309.90	338.30	28.40	18.9	0.68	0.68
MMD-26-433	328.00	332.80	4.80	3.2	1.63	1.63

MMD-26-433	380.00	382.00	2.00	1.4	0.53	0.53
MMD-26-433	398.00	403.00	5.00	3.4	0.43	0.43
MMD-26-433	422.65	461.00	38.35	26.2	0.37	0.37
MMD-26-436	188.35	203.00	14.65	10.2	0.40	0.40
MMD-26-436	198.45	202.00	3.55	2.5	1.21	1.21
MMD-26-436	227.30	230.50	3.20	2.3	0.56	0.56
MMD-26-436	244.00	248.80	4.80	3.4	0.61	0.61
MMD-26-436	295.00	298.00	3.00	2.2	0.47	0.47
MMD-26-436	310.00	313.00	3.00	2.2	0.59	0.59
MMD-26-436	345.00	348.00	3.00	2.3	0.58	0.58
MMD-26-436	353.00	355.00	2.00	1.5	0.34	0.34
MMD-26-436	359.00	367.00	8.00	6.1	0.34	0.34
MMD-26-436	379.00	407.00	28.00	21.4	0.76	0.76
MMD-26-436	397.00	407.00	10.00	7.7	1.40	1.40
MMD-26-436	420.00	456.05	36.05	27.9	0.30	0.30
MMD-26-436	458.10	481.00	22.90	17.8	0.48	0.48
MMD-26-437	124.00	126.00	2.00	1.3	0.86	0.86
MMD-26-437	188.00	237.00	49.00	32.7	0.36	0.36
MMD-26-437	255.00	267.20	12.20	8.2	1.03	1.03
MMD-26-437	257.00	266.55	9.55	6.5	1.15	1.15
MMD-26-438	132.60	138.45	5.85	4.0	0.43	0.43
MMD-26-438	195.75	229.00	33.25	23.4	0.78	0.78
MMD-26-438	208.00	222.00	14.00	9.9	1.47	1.47
MMD-26-438	266.00	268.00	2.00	1.4	0.71	0.71
MMD-26-441	106.00	192.00	86.00	54.3	0.42	0.42
MMD-26-441	128.80	133.00	4.20	2.6	2.00	2.00
MMD-26-441	177.00	179.00	2.00	1.3	3.39	3.39
MMD-26-441	242.00	244.00	2.00	1.3	0.36	0.36
MMD-26-441	268.00	273.00	5.00	3.3	0.34	0.34
MMD-26-441	296.00	314.00	18.00	12.0	0.43	0.43
MMD-26-441	335.00	337.00	2.00	1.4	1.25	1.25
MMD-26-441	348.00	350.00	2.00	1.4	0.31	0.31
MMD-26-443	20.05	25.00	4.95	3.0	0.53	0.53
MMD-26-443	210.55	237.00	26.45	15.5	0.37	0.37
MMD-26-443	327.00	338.85	11.85	7.0	0.42	0.42
MMD-26-443	395.00	402.00	7.00	4.1	1.87	1.87
MMD-26-443	468.00	481.00	13.00	7.7	0.37	0.37
MMD-26-447	36.00	38.25	2.25	1.5	0.65	0.65
MMD-26-448	6.30	20.05	13.75	9.1	0.46	0.46
MMD-26-450	174.00	183.00	9.00	6.2	0.41	0.41
MMD-26-450	264.00	272.00	8.00	5.7	0.36	0.36

MMD-26-450	313.00	347.50	34.50	25.4	0.71	0.71
MMD-26-450	330.00	343.00	13.00	9.6	1.32	1.32
MMD-26-450	391.95	396.00	4.05	3.1	0.32	0.32
MMD-26-450	409.00	425.00	16.00	12.3	1.08	1.08
MMD-26-450	409.00	422.00	13.00	9.9	1.25	1.25
MMD-26-452	5.80	10.65	4.85	3.0	4.75	4.75
MMD-26-452	7.00	10.65	3.65	2.2	6.02	6.02
MMD-26-452	76.00	80.90	4.90	2.9	0.59	0.59
MMD-26-452	240.00	244.00	4.00	2.4	0.34	0.34
MMD-26-452	308.00	314.00	6.00	3.6	0.69	0.69
MMD-26-452	347.05	363.15	16.10	9.7	0.38	0.38
MMD-26-454	102.00	110.00	8.00	5.0	0.31	0.31
MMD-26-454	120.00	134.00	14.00	8.8	0.41	0.41
MMD-26-454	157.00	159.00	2.00	1.3	0.59	0.59
MMD-26-454	177.70	181.00	3.30	2.1	0.41	0.41
MMD-26-454	213.60	263.00	49.40	31.8	0.59	0.59
MMD-26-454	213.60	225.00	11.40	7.3	1.84	1.84
MMD-26-454	279.65	295.60	15.95	10.4	1.04	1.04
MMD-26-454	329.00	341.00	12.00	7.9	0.45	0.45
MMD-26-454	334.00	336.00	2.00	1.3	1.49	1.49
MMD-26-454	353.05	484.00	130.95	87.1	0.55	0.55
MMD-26-454	359.00	380.45	21.45	14.2	1.14	1.14
MMD-26-454	400.10	402.70	2.60	1.7	1.37	1.37
MMD-26-454	435.10	442.00	6.90	4.6	2.23	2.23
MMD-26-454	496.00	505.00	9.00	6.0	0.59	0.59
MMD-26-456	77.75	79.90	2.15	1.6	0.49	0.49
MMD-26-456	98.85	173.00	74.15	55.4	0.71	0.71
MMD-26-456	141.00	186.00	45.00	34.6	1.06	1.06
MMD-26-456	175.00	230.00	55.00	43.0	0.37	0.37
MMD-26-456	240.05	242.60	2.55	2.0	0.32	0.32
MMD-26-456	248.00	286.00	38.00	30.2	0.53	0.53
MMD-26-456	316.80	322.10	5.30	4.3	1.59	1.59
MMD-26-456	345.20	369.00	23.80	19.4	0.38	0.38
MMD-26-458	15.00	17.00	2.00	1.3	0.48	0.48
MMD-26-458	47.30	53.00	5.70	3.9	0.32	0.32
MMD-26-458	88.00	91.00	3.00	2.1	0.38	0.38
MMD-26-458	121.00	129.00	8.00	5.8	0.36	0.36
MMD-26-458	148.00	185.00	37.00	27.9	0.62	0.62
MMD-26-458	179.50	184.00	4.50	3.4	1.80	1.80
MMD-26-458	199.00	274.00	75.00	58.5	0.36	0.36
MMD-26-458	265.75	269.40	3.65	2.9	3.51	3.51
MMD-26-458	293.00	306.80	13.80	11.1	0.76	0.76
MMD-26-458	300.80	306.80	6.00	4.9	1.47	1.47

Intersections calculated above a 0.3 g/t Au cut off with a top cut of 30 g/t Au and a maximum internal waste interval of 5 metres. Shaded intervals are intersections calculated above a 1.0 g/t Au cut off. Intervals in bold are those with a grade thickness factor exceeding 20 gram x metres / tonne gold. True widths are approximate and assume a subvertical body.

Table 2: Drill Collars

HOLE	EAST	NORTH	RL	AZIMUTH	DIP	EOH
MMD-26-423	669,009	5,379,313	427	322.1	-48.8	117.00
MMD-26-425	668,733	5,379,231	436	137.0	-53.7	513.00
MMD-26-426	668,957	5,379,251	428	322.2	-46.0	132.00
MMD-26-430	668,902	5,379,229	431	140.1	-53.6	461.00
MMD-26-443	668,732	5,379,230	436	165.4	-53.2	549.00
MMD-26-447	668,993	5,379,344	437	327.9	-49.6	102.00
MMD-26-448	668,964	5,379,344	438	343.0	-48.3	102.00
MMD-26-452	669,043	5,379,399	440	226.9	-52.3	410.60
MMD-26-454	668,728	5,379,215	435	142.9	-53.1	507.00
MMD-26-420	668,097	5,378,309	450	140.0	-54.4	411.00
MMD-26-421	668,181	5,378,450	443	126.1	-49.6	555.00
MMD-26-428	668,161	5,378,336	447	136.1	-53.3	507.00
MMD-26-429	668,144	5,378,379	442	124.1	-53.4	546.30
MMD-26-433	668,202	5,378,273	455	120.0	-54.3	468.00
MMD-26-436	668,223	5,378,403	440	141.1	-51.1	489.30
MMD-26-437	668,531	5,378,567	436	129.1	-51.0	333.00
MMD-26-438	668,297	5,378,299	453	120.0	-48.9	288.00
MMD-26-441	668,337	5,378,272	445	135.9	-53.0	351.00
MMD-26-450	668,272	5,378,387	436	145.0	-53.1	450.00
MMD-26-456	668,420	5,378,343	445	131.0	-49.0	399.00
MMD-26-458	668,461	5,378,374	439	120.2	-48.2	330.00

Table 3: Infill drill results versus expected results from the current resource model

HOLE ID	MODEL LENGTH	MODEL GRADE	DRILL LENGTH	DRILL GRADE	AREA
MMD-26-423	4.00	1.15	28.40	0.33	Main
MMD-26-425	116.30	0.89	210.90	0.50	Main
MMD-26-426	21.85	0.82	19.70	0.76	Main
MMD-26-430	137.25	1.12	240.25	0.87	Main

MMD-26-443	93.20	0.50	63.25	0.56	Main
MMD-26-447			2.25	0.65	Main
MMD-26-448			13.75	0.46	Main
MMD-26-452	22.00	0.94	35.85	1.05	Main
MMD-26-454	120.95	0.96	244.60	0.57	Main
MMD-26-420	23.85	1.30	49.60	0.72	SW
MMD-26-421	46.35	2.20	80.65	0.52	SW
MMD-26-428	66.25	0.51	89.30	0.63	SW
MMD-26-429	36.10	2.07	100.30	0.63	SW
MMD-26-433	56.45	0.74	161.25	0.43	SW
MMD-26-436	37.40	0.58	128.60	0.48	SW
MMD-26-437	38.40	0.96	63.20	0.50	SW
MMD-26-438	40.90	0.53	41.10	0.72	SW
MMD-26-441	89.30	0.63	115.00	0.43	SW
MMD-26-450	46.40	0.49	71.55	0.70	SW
MMD-26-456	111.00	0.76	200.95	0.52	SW
MMD-26-458	74.35	0.71	144.50	0.47	SW

Analytical and QA/QC Procedures

All drill core is NQ diameter drill core has been visually validated in the core shack, rotated, and reconnected. Structural orientation data was captured by acoustical and optical televiewer operated by DGI Geosciences. All core has been sawed in half cut just off a geologist established cutline aligned 90° from the apex of the foliation, with the right half (looking down hole) of the core bagged and sent a third-party analytical laboratory. The left half of the core was returned to core boxes and is stored at Gold X2's Kashabowie core yard facility.

All samples were sent to Paragon Geochemical in Timmins for sample preparation. Samples were analysed for gold via PhotonAssay™ ("PA-AU02") by Paragon's laboratory in Hamilton and then shipped to Activation Laboratories (ActLabs) Ancaster for 60 pathfinder elements via ICP-MS after four-acid digestion ("UT-6"). Paragon and ActLabs are accredited by the Standards Council of Canada (SCC) for the Accreditation of Mineral Analysis Testing Laboratories and CAN-P-4E ISO/IEC 17025.

In addition to Paragon quality assurance / quality control ("QA/QC") protocols, Gold X2 has implemented a quality control program for all samples collected through the drilling program.  The quality control program was designed by a qualified and independent third party, with a focus on the quality of analytical results for gold. Analytical results are received, imported to our secure on-line database and evaluated to meet our established guidelines to ensure that all sample batches pass industry best practice for analytical quality control. Certified reference materials are considered acceptable if values returned are within three standard deviations of the certified value reported by the manufacture of the material. In addition to the certified reference material, certified blank material is included in the sample stream to monitor contamination during sample preparation. Blank material results are assessed based on the returned gold result being less than ten times the quoted lower detection limit of the analytical method. The results of the on-going analytical quality control program are evaluated and reported to Gold X2 by Orix Geoscience Inc.

Qualified Person

Peter Flindell, PGeo, MAusIMM, MAIG, Chief Operating Officer, of the Company, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has approved the scientific and technical information contained in this news release.

Mr. Flindell has verified the data disclosed. To verify the information related to the winter drill program at the Moss Gold Project, Mr. Flindell has visited the property several times; discussed and reviewed logging, sampling, bulk density, core cutting and sample shipping processes with responsible site staff; discussed and reviewed assay and QA/QC results with responsible personnel; and reviewed supporting documentation, including drill hole location and orientation and significant assay interval calculations. He has also overseen the Company's health and safety policies in the field to ensure full compliance, and consulted with the Project's host indigenous communities on the planning and implementation of the drill program, particularly with respect to its impact on the environment and the Company's remediation protocols.

About Gold X2 Mining

Gold X2 is a growth-oriented gold company focused on delivering long-term shareholder and stakeholder value through the acquisition and advancement of primary gold assets in tier-one jurisdictions. The Company's current focus is the advanced stage 100% owned Moss Gold Project which is positioned in Ontario, Canada, with direct access from the Trans-Canada Highway, hydroelectric power near site, supportive local communities and skilled workforce. The 2026 updated National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") mineral resource estimate ("MRE") for the Moss and East Coldstream Deposits has expanded to 2.458 million ounces of Indicated gold resources at 1.04 g/t Au, contained within 73.8 million tonnes and 4.209 million ounces of Inferred gold resources at 0.97 g/t Au contained within 134.7 million tonnes. The Moss Deposit also has a silver MRE of 3.160 million ounces of indicated silver resources at 1.53 g/t Ag contained within 64.3 Mt and 6.273 million ounces of inferred silver resources at 1.55 g/t Ag contained within 125.9 Mt. Results of a preliminary economic assessment ("PEA") of the Moss Gold Project suggest the potential for the deposit to support a long-life mining operation with a strong production profile and low production costs. The MRE and PEA are supported by a NI 43-101 technical report for the Moss Gold Project available on the Company's website and under the Company's issuer profile on SEDAR+. For more information, please visit SEDAR+ (www.sedarplus.ca) and the Company's website (www.goldx2.com).

Peter Flindell, PGeo, MAusIMM, MAIG, Chief Operating Officer, of the Company, and a qualified person under NI 43-101, has approved the scientific and technical information contained in this news release.

For More Information - Please Contact:

Michael Henrichsen

President, Chief Executive Officer and Director

Gold X2 Mining Inc.

E: mhenrichsen@goldx2.com

W: www.goldx2.com

T: 1-604-404-4335

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements

This news release contains statements that constitute "forward-looking statements." Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "potential" and similar expressions, or that events or conditions "will," "would," "may," "could" or "should" occur. Forward-looking statements in this news release include, among others, statements relating to the exploration and development of the Moss Gold Project; the potential mineralization at the Moss Gold Project based on the current infill drilling program at the Main and Southwest Zones, including the potential for conversion of Inferred Mineral Resources to Indicated and for additional mineral resources; the potential for positive reconciliation against the existing resource model; expectations regarding meaningful increases in contained ounces and improvements in strip ratio; that the results will have a significant impact on the updated Mineral Resource Estimate targeted for Q1 2027 and on the future economic performance of the deposit; statements regarding the Company's future drill plans, including the expected benefits and results thereof; and other statements that are not historical facts.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors and risks include, among others: uncertainty and variation in the estimation of mineral resources; risks related to exploration, development, and operation activities; exploration and development of the Moss Gold Project will not be undertaken as anticipated; the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; the economic performance of the deposit may not be consistent with management's expectations; the Company's exploration work may not deliver the results expected; the fluctuating price of gold; unknown liabilities in connection with acquisitions; compliance with extensive government regulation; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; domestic and foreign laws and regulations could adversely affect the Company's business and results of operations; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; the Company's limited operating history; intervention by non-governmental organizations; outside contractor risks; the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company's securities, regardless of its operating performance; the Superion target may not add to the current mineral resource; and other risks associated with executing the Company's objectives and strategies as well as those risk factors discussed in the Company's continuous disclosure documents filed under the Company's SEDAR+ profile at www.sedarplus.ca.

The forward-looking information in this news release is based on management's reasonable expectations and assumptions as of the date of this news release.  Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold; anticipated costs and the Company's ability to fund its programs; the Company's ability to carry on exploration, development and mining activities; prices for energy inputs, labour, materials, supplies and services; the timing and results of drilling programs; mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company's mineral properties; the timely receipt of required approvals and permits; the costs of operating and exploration expenditures; the Company's ability to operate in a safe, efficient, and effective manner; the Company's ability to obtain financing as and when required and on reasonable terms; that the Company's activities will be in accordance with the Company's public statements and stated goals; that the drilling program will add to the current mineral resource; that the Company's exploration work will deliver the results expected; and that there will be no material adverse change or disruptions affecting the Company or its properties.

The forward-looking information contained in this news release represents the expectations of the Company as of the date of this news release and, accordingly, is subject to change after such date. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.